EXHIBIT 99.1

TeliaSonera in Agreement to Purchase Additional Shares in Turkcell from Cukurova

STOCKHOLM, Sweden, March 25, 2005 (PRIMEZONE) -- TeliaSonera:

 -- TeliaSonera agrees with the Cukurova Group to acquire an effective
    27.0 percent stake in Turkcell for a cash consideration of
    USD 3.1 billion (SEK 21.8 billion) and increase its effective ownership stake to 64.3 percent
 -- TeliaSonera will not make a public tender offer for Turkcell, which will remain a listed company
 -- Cukurova to continue as local partner with a 13.5 percent stake
 -- Transaction underlines TeliaSonera's commitment to Turkey and Turkcell as well as the future development opportunities
 -- Transaction expected to be earnings and cashflow accretive
    TeliaSonera, the leading telecommunications group in the
    Nordic-Baltic region, has agreed today with the Cukurova Group in Turkey to acquire all the remaining shares in Turkcell Holding.

Thereby TeliaSonera will acquire a further effective 27.0 percent stake in Turkcell Iletisim Hizmetleri A.S. for a cash consideration of USD 3.1 billion (SEK 21.8 billion) and increase its effective ownership stake to 64.3 percent. Turkcell is the leading mobile operator in Turkey, with 23.4 million subscribers as of 31 December 2004.

The transaction is subject to agreement on definitive documentation including share purchase agreement, further due diligence on Turkcell and the receipt of all necessary regulatory approvals and third party consents. In particular, the transaction will be conditioned on the confirmation of an exemption from the mandatory tender offer requirement from the Turkish Capital Markets Board.

The transaction is expected to be earnings and cash flow accretive to TeliaSonera, before any synergies. The transaction is expected to complete in the second quarter of 2005.

TeliaSonera will not make a public tender offer for Turkcell, which will remain listed. TeliaSonera supports Turkcell's current dividend policy. TeliaSonera acknowledges the contribution of Turkcell's current executive management to the strong performance of the Company and is confident in the ability to continue driving the business forward and to develop and exploit the interesting future opportunities.

"Turkcell has an impressive track record and interesting development opportunities. A transaction would strengthen both Turkcell and TeliaSonera possibilities for the future," comments Anders Igel, President and CEO of TeliaSonera.

Conference Call

Analysts, investors and media are invited to participate in a conference call on Tuesday 29 March 2005. Time: 15:00 hours -- CET (Stockholm time), 16:00 hours -- CET + 1 (Istanbul time) To ensure that you are connected to the conference call, please dial-in a few minutes before the start of the conference call. Dial-in number: +44 (0)207 162 0183 Participants should quote: TeliaSonera Replay number: +44 (0)207 031 4064 until 5 April, access code: 653460

TeliaSonera

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15.4 million mobile customers (51.4 million including associated companies) and 8.3 million fixed telephony customers (8.9 million including associated companies) and 2.0 million Internet customers (2.1 million including associated companies). TeliaSonera has extensive interests in the mobile telecommunications sectors in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales for the year ended December 2004 amounted to SEK 81.9 billion (USD 11.2 billion). The number of employees at the year-end was 29,082.

 SEK million                    2002              2003               2004
 (IFRS)
 Net sales                    80,979            81,772             81,937
 EBITDA excl. non-            25,457            30,690             30,196
 recurring items
 Net income                 (32,890)             7,671             12,964
 Number of mobile               10.6              11.9               15.4
 subscribers (m)
 Number of fixed                 8.3               8.1                8.3
 line subscribers
 (m)
 Number of                    28,460            26,694             29,082
 employees at year
 end

Turkcell

Turkcell is the leading mobile operator in Turkey with 23.4 million subscribers as at end of December 2004. Turkcell also has interests in mobile operations in Eurasia, Northern Cyprus and Ukraine. It is listed on the Istanbul Stock Exchange and is the only Turkish company listed on the New York Stock Exchange. Net sales for the first nine months of 2004 amounted to USD 2,550 million. It had 5,062 employees at the end of 2003.

 USD million (US               2002               2003         Q1-Q3 2004
 GAAP)
 Revenue                      1,974              2,459              2,550
 EBITDA excl non-               761              1,036              1,293
 recurring
 Net income                     102                754                685
 Number of Mobile              15.7               19.0        23.4(Dec04)
 Subscribers (m)
 Number of                    4,076              5,062                 Na
 Employees at end
 of period

Financials for Turkcell exclude effects of litigation provisions.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projectionsare forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to manyfactors, many of which are outside the control of TeliaSonera. In particular this press release assumes that the current agreement of the parties will lead to a definitive agreement and that the transaction reflected in such agreement closes. Execution of any such agreement is dependent on due diligence and the closing of any such agreement will besubject to a variety of conditions, including regulatory and third party consents. In particular, a condition to the transaction is an exemption from the mandatory tender offer requirement from Turkey's Capital Markets Board.

Note Exchange rate of USD 1 = SEK 7.02 has been used for transaction related currency translations in this press release for convenience only. 2004 average exchange rate of USD 1 = SEK 7.34 has been used for the conversion of 2004 net sales.

This information was brought to you by Waymaker http://www.waymaker.net

CONTACT:
 For further information journalists can contact:
 TeliaSonera's Press Office, +46-(0)8-713 58 30